FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and Manager, Legal

Date:   March 15, 2006

Letter to Shareholders
March 6, 2006
Dear Shareholders,
2005 was a major turning point for Goldcorp shareholders, directors and management. The Company started the year with operations at Red Lake and Wharf producing 600,000 ounces per year, and ended the year closing in on 10 operating mines with 2 million ounces of annual production. In addition, we also have a mine under construction at Los Filos and an exciting exploration project in Virginia Gold.
To say that Goldcorp is now a different Company is an understatement. In February, Goldcorp shareholders voted to acquire Wheaton River Minerals for $2 billion in a transaction that increased 2005 production from 600,000 ounces to over 1 million. In June the Company acquired the Bermejal Gold project in Mexico and commenced studies to combine it with our Los Filos project 2 kilometres away. This combined operation will start production in early 2007, becoming the largest gold mine in Mexico. During the third quarter the Company commenced discussions with Barrick for the joint takeover of Placer Dome. This plan was announced in late October and is expected to close early in the second quarter of 2006. As a result of acquiring operating interests in four additional mines from Barrick (Placer), 2006 production is expected to total 2 million ounces. In December we announced the acquisition of Virginia Gold, and specifically the Éléonore Gold exploration project in the James Bay region of Quebec. This acquisition will also conclude in the second quarter.
As one can imagine the joining of the Goldcorp-Wheaton assets closely followed now by a combination of the Placer assets, is a major undertaking for what was a relatively small company. I can assure you that all the people involved have succeeded in integrating these operations with no adverse effects on production, financial reporting, or safety. This integration process will evolve throughout 2006 and we expect to have all systems fully functioning by year end.
As Goldcorp takes its place among the world’s leading gold mining companies (third in North America, fifth in the world) it will continue to focus on providing real returns for investors. While we believe the frenetic growth of the past few years is largely complete, we continue to assess acquisition opportunities and we will enhance shareholder value.
All of this activity has only been possible because of the dedication and support of many people. In addition to the incredible hard work of Goldcorp production personnel at each mine site, the long hours of the administrative staff throughout the organization, the swift and sure response of our legal and financial advisors, and the untiring support of our board of directors, none of this success is possible without the patience and understanding of our growing shareholder base. I must thank you, the shareholders, for your faith in our vision and your faith in the management team during this period of rapid growth and constant change.
On a personal note I would like to thank everyone for providing me with the opportunity to take part in the unfolding of an exciting dream over the past four years. It has been an incredible experience for which I am very grateful.
Sincerely,
Ian Telfer
President and Chief Executive Officer

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2005
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. Goldcorp’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 19 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 3, 2006.
2005 HIGHLIGHTS
•	Record net earnings of $286 million ($0.91 per share), compared to $51 million ($0.27 per share) in 2004.

•	Operating cash flows increased substantially to $466 million, compared to $53 million in 2004.

•	Gold production increased to 1,136,300 ounces (2004 — 628,000 ounces) and gold sales more than tripled to 1,344,600 ounces (2004 — 427,600 ounces).

•	Record low total cash costs of $22 per ounce (net of by-product copper and silver credits), compared to $115 per ounce in 2004. (note 1)

•	Dividends paid of $151 million for the year.

•	Cash and cash equivalents at December 31, 2005 totalled $562 million (December 31, 2004 — $333 million).

•	Completion of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) in April 2005, creating the world’s lowest-cost million ounce gold producer.

•	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer”) for approximately $10.1 billion in shares and cash and, upon closing of Barrick’s transaction with Placer, Goldcorp has agreed to purchase from Barrick certain of Placer’s Canadian operations and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of the shares of Placer and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006.

•	On December 5, 2005, Goldcorp announced that it had entered into an agreement with Virginia Gold Mines to acquire the Éléonore gold project in Quebec. Total consideration is approximately $445 million, to be satisfied by issuing 19.6 million common shares of Goldcorp. The transaction is expected to close during April 2006.
1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
2  |   GOLDCORP

OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton on February 14, 2005, the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects as at December 31, 2005 include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (see Subsequent Events).
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange. The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. The Company has a strong and liquid balance sheet and has not hedged or sold forward any of its future gold production.
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of Placer assets from Barrick.
ACQUISITION OF WHEATON RIVER MINERALS LTD
On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.
On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.
On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of the acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer. With conditions met, the special $0.50 per share cash dividend, totalling approximately $95 million, was paid on February 28, 2005.
As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. Consideration amounted to $1,887 million satisfied by the issue of 143.8 million Goldcorp shares at a price of $13.13 per share. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. The consolidated financial statements include 82% of Wheaton’s operating results for the period February 15, 2005 to April 15, 2005, and 100% of the results thereafter.
GOLDCORP   |    3

The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152).
An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.
SUMMARIZED ANNUAL FINANCIAL RESULTS

	2005	2004	2003

	(note 1)
Revenues ($000’s)	$896,400	$191,000	$262,600
Gold produced (ounces)	1,136,300	628,000	602,800
Gold sold (ounces)	1,344,600	427,600	677,900
Average realized gold price (per ounce)	$452	$409	$367
Average London spot gold price (per ounce)	$444	$409	$364
Earnings from operations ($000’s)	$419,100	$86,000	$137,100
Net earnings ($000’s)	$285,700	$51,300	$98,800
Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	$0.83	$0.27	$0.53
Cash flow from operating activities ($000’s)	$465,800	$53,100	95,200
Total cash costs (per gold ounce) (note 2)	$22	$115	$100
Dividends paid ($000’s)	$151,000	$53,100	$28,400
Cash and cash equivalents ($000’s)	$562,200	$333,400	$379,000
Total assets ($000’s)	$4,066,000	$701,500	$638,500

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Annual Financial Results:
Goldcorp was transformed during February, 2005 by the acquisition of Wheaton, which resulted in a substantial increase in revenues, gold production and sales, earnings, cash flows and assets. Also during 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, 2005 gold sales include approximately 220,000 ounces of gold from inventory produced, but not sold, in 2004.
4  |   GOLDCORP

Quarterly Financial Review

	2005
	Q1	Q2	Q3	Q4	Total

	(note 1)	(note 1)			(note 1)
Revenues ($000’s)	$122,800	$301,600	$203,700	$268,300	$896,400

Gold produced (ounces)	275,400	281,000	283,700	296,200	1,136,300
Gold sold (ounces)	217,500	543,100	276,700	307,300	1,344,600

Average realized gold price (per ounce)	$430	$432	$444	$492	$452
Earnings from operations ($000’s)	$53,700	$162,400	$87,000	$116,000	$419,100

Net earnings ($000’s)	$29,500	$98,000	$56,500	$101,700	$285,700

Earnings per share
Basic (note 2)	$0.12	$0.30	$0.17	$0.30	$0.91
Diluted (note 2)	$0.11	$0.28	$0.15	$0.27	$0.83

Cash flow from operating activities ($000’s)	$80,200	$163,900	$84,800	$136,900	$465,800

Total cash costs (per gold ounce) (note 3)	$94	$52	$9	$(73)	$22

	2004
	Q1	Q2	Q3	Q4	Total

Revenues ($000’s)	$48,300	$40,500	$50,400	$51,800	$191,000

Gold produced (ounces)	159,300	138,600	163,800	166,300	628,000
Gold sold (ounces)	107,400	93,600	112,800	113,800	427,600

Average realized gold price (per ounce)	$411	$393	$399	$432	$409
Earnings from operations ($000’s)	$26,700	$16,400	$22,800	$20,100	$86,000

Net earnings ($000’s)	$17,300	$9,200	$9,900	$14,900	$51,300

Earnings per share
Basic (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27
Diluted (note 2)	$0.09	$0.05	$0.05	$0.08	$0.27

Cash flow from operating activities ($000’s)	$(3,500)	11,900	22,300	22,400	53,100

Total cash costs (per gold ounce)	$100	$116	$121	$127	$115

(1)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(2)	Sum of quarterly earnings per share may not equal twelve month total since each quarterly amount is calculated independently of each other.

(3)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue and Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.
Review of Quarterly Financial Results:
Net earnings for the fourth quarter of 2005 were $102 million or $0.30 per share, compared with $15 million or $0.08 per share in 2004. Net earnings increased significantly, primarily due to the acquisition of Wheaton on February 14, 2005, together with higher realized metal prices and a dilution gain on Silver Wheaton of $19 million. Effective April 1, 2005, the Company discontinued its previous practice of holding back from sale approximately one-third of mine production. As a result, the results for the second quarter of 2005 include the sale of approximately 276,000 ounces of gold from inventory produced in prior quarters. During the fourth quarter of 2004, negative cash flow from operations was due primarily to the payment of cash taxes.
GOLDCORP   |  5

RESULTS OF OPERATIONS

	2005
								Corporate,
							Silver	other and
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	eliminations	Total

		(note 1,2)	(note 1,3)	(note 1,4)	(note 1,5)		(note 1)	(note 1)
Revenues ($000’s)	$362,000	$299,200	$90,700	$—	$58,800	$37,100	$65,700	($17,100)	$896,400

Gold produced (ounces)	616,400	192,600	145,300	—	119,500	62,500	—	—	1,136,300
Gold sold (ounces)	814,200	180,300	148,600	—	120,700	80,800	—	—	1,344,600

Average realized gold price (per ounce)	$442	$462	$448	—	$462	$446	$—	$—	$452

Earnings (loss) from operations ($000’s)	$242,900	$134,400	$19,700	$—	$17,000	$3,900	$19,500	($18,300)	$419,100

Total cash costs (per gold ounce)	$93	$(643)	$119	—	$228	$304	$—	$—	$22

	2004
	Red Lake	Wharf	Corporate	Total

Revenues ($000’s)	$152,200	$26,100	$12,700	$191,000
Gold produced (ounces)	551,900	76,100	—	628,000
Gold sold (ounces)	365,300	62,300	—	427,600
Average realized gold price (per ounce)	$409	$408	$—	$409
Earnings (loss) from operations ($000’s)	$102,700	$3,600	($20,300)	$86,000
Total cash costs (per gold ounce)	$92	$255	$—	$115

(1)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(2)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)	Gold produced of 24,700 ounces and gold sold of 18,600 ounces at Amapari has not been included in the above results of operations as Amapari was not in commercial production until January 1, 2006.

(5)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.
6  |   GOLDCORP

OPERATIONAL REVIEW
Red Lake Mine

	2005
					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2005	2004

Tonnes of ore milled	59,400	60,600	58,500	56,900	235,400	246,800
Average mill head grade (grams/tonne)	104	79	74	72	82	77
Average recovery rate	97%	97%	97%	97%	97%	97%
Gold produced (ounces)	198,500	142,800	153,700	121,400	616,400	551,900
Gold sold (ounces)	127,400	408,500	147,900	130,400	814,200	365,300
Average realized gold price (per ounce)	$429	$433	$440	$489	$442	$409

Total cash costs (per ounce)	$81	$81	$110	$126	$93	$92

Financial Data

(in thousands)
Revenues	$56,000	$176,900	$65,400	$63,700	$362,000	$152,200
Earnings from operations	$39,200	$129,100	$36,900	$37,700	$242,900	$102,700
The Red Lake mine had another strong year, producing 616,400 ounces of gold at a total cash cost of $93 per ounce, compared with 551,900 ounces of gold at a total cash cost of $92 per ounce in 2004. The average mill feed grade was 82 grams/tonne (2004 — 77 grams/tonne) and recoveries were maintained at 97%. The higher grades in 2005 were offset by the effect of a 7% stronger Canadian dollar relative to the United States dollar compared to 2004, leaving total cash costs virtually unchanged. Prior to March 31, 2005, the Company had adopted a policy of holding back from sale approximately one-third of mine production. This policy was discontinued effective April 1, 2005, and the gold bullion inventory was sold during the second quarter of 2005. Current year gold sales of 814,200 ounces included 199,300 ounces of gold from inventory held at the beginning of the year.
During the year, significant progress was made relating to underground development work required to connect the new shaft to the existing mine. This development work is ahead of schedule, which will allow completion prior to the shaft reaching its full depth. The shaft was advanced by 710 metres in 2005, bringing the depth to 1,408 metres as at December 31, 2005. On surface, the haul road has been upgraded and the new ore loading facility and conveyor near the mill were erected. Completion of the new shaft and related infrastructure is on track for completion in late 2007, with the expanded mill to be ready for operation in mid 2007.
During the year, a comprehensive strategic review of the mine, including the new shaft and related infrastructure, was completed with the goal of optimizing the value of future mine cash flows. A detailed plan was adopted that will reduce capital costs and provide many operational benefits to the mine. The revised plan includes completing the new shaft to a depth of 1,950 meters and connecting the existing underground workings with a decline at the 43 level. The lower mine (below 37 level) will now be completely trackless, allowing far greater flexibility. The small volume of truck haulage using the deeper ramp system will still allow access to a depth of at least 2,600 meters with cost effective capital and operating costs. In conjunction with these concept changes, the mine ventilation is to be further upgraded to accommodate higher mine production and increasing regulatory standards.
As part of the overall project optimization, the mill throughput rate will be expanded by 25% to approximately 1,130 tonnes per day instead of the previously planned expansion rate of 900 tonnes per day. The new shaft has an ultimate hoisting capacity of 3,630 tonnes per day, so it will not be a constraint under the revised plan. As a result of these enhancements, total capital expenditures for the new shaft and surface facilities are estimated to be C$196 million, of which C$96 million remains outstanding.
GOLDCORP   |  7

The new shaft design will allow for sinking to greater depths in the future, as warranted, without impacting normal shaft hoisting operations. The new plan also allows for earlier positioning of exploration drill locations much lower in the mine to facilitate more effective and less expensive deeper exploration.
Planning to integrate the Red Lake mine with the Campbell mine, to be acquired from Placer Dome, has already commenced. As part of its strategic goal to consolidate the Red Lake mining area, Goldcorp has acquired a 10% interest in Wolfden Resources Inc, a company with substantial prospective land holdings in the region.
During 2005, the Company paid income and mining tax instalments of $9 million. Income and mining taxes payable at December 31, 2005 amounted to approximately $60 million, which were paid in February 2006.
Alumbrera Mine (Goldcorp interest — 37.5%)

		2005
							Total	Total
Operating Data		Q1	Q1	Q2	Q3	Q4	2005	2004

			(six weeks)
			(note 1)				(note 1)	(note 1)
Tonnes of ore mined		3,235,300	1,725,600	3,442,900	2,527,400	3,308,900	11,004,800	12,068,400
Tonnes of waste removed		7,190,200	3,540,800	7,535,900	8,188,600	7,667,800	26,933,100	29,797,100
Ratio of waste to ore		2.2	2.1	2.2	3.2	2.3	2.4	2.5

Tonnes of ore milled		3,430,200	1,735,800	3,450,000	3,255,900	3,591,800	12,033,500	13,257,600

Average mill head grade	-- Gold (grams/tonne)	0.56	0.55	0.58	0.60	0.77	0.63	0.72
	-- Copper (%)	0.49%	0.46%	0.56%	0.57%	0.65%	0.58%	0.56%

Average recovery rate	-- Gold (%)	77%	78%	77%	77%	79%	78%	77%
	-- Copper (%)	90%	89%	91%	89%	91%	90%	90%

Gold produced (ounces)		47,600	23,700	48,900	48,100	71,900	192,600	237,700
Copper produced (thousands of pounds)		32,800	17,200	39,000	36,300	46,800	139,300	145,900
Gold sold (ounces)		50,200	15,200	47,700	48,200	69,200	180,300	226,500
Copper sold (thousands of pounds)		30,000	10,000	33,900	38,600	49,500	132,000	139,200

Average realized price	-- Gold (per ounce)	$417	$452	$422	$452	$498	$462	$415
	-- Copper (per pound)	$1.62	$1.62	$1.59	$1.85	$2.28	$1.94	$1.36

Total cash costs (per gold ounce) (note 2)		$(389)	$(397)	$(442)	$(594)	$(871)	$(643)	$(371)

Financial Data

(in thousands)			(note 1)
Revenues		$61,200	$21,200	$65,600	$81,500	$130,900	$299,200	$262,100

Earnings from operations		$32,600	$9,000	$26,300	$36,000	$63,100	$134,400	$145,800

(1)	Alumbrera’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Alumbrera was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2005 would be $166 per ounce of gold and $0.83 per pound of copper (December 31, 2004 — $167 per ounce of gold and $0.50 per pound of copper).
During fiscal 2005, Alumbrera established a new record for tonnes of ore milled, primarily as a result of on-going productivity improvements assisted by the flotation plant expansion completed during 2004.
Average gold grades mined decreased approximately 13% compared with 2004, in line with plan, and are expected to be 10% higher in 2006. Copper grades were in line with 2004 as were gold and copper metallurgical recoveries.
8  |   GOLDCORP

Average realized gold and copper prices were 11% and 43% higher, respectively, compared to 2004. Operating costs for the year were adversely affected by inflationary pressures, primarily a doubling of copper concentrate treatment and refining charges, a 36% increase in ocean freight costs, a 60% increase in fuel costs and a 20% increase in electricity, compared with 2004. The effect of the increased costs was offset by higher realized copper prices, resulting in total cash costs of minus $643 per ounce of gold, compared with minus $371 per ounce in 2004. In accordance with the Company’s revenue recognition policy, metal sales prices are subject to adjustment on final settlement. This can be a factor in causing average realized prices to differ from average spot prices.
Alumbrera had an excellent fourth quarter, with higher average grades and excellent recoveries. Record shipments of concentrates were also achieved for the quarter.
In August 2005, Alumbrera announced an increase in ore reserves of more than 10%, which added 500,000 ounces of gold and 375 million pounds of contained copper (Goldcorp’s share — 188,000 ounces of gold and 141 million pounds of copper). Further intensive in-pit resource definition work will be performed with the objective of adding additional ore reserves in 2006. In conjunction with the exploration work, open pit trials of multiple benching and pre-splitting continues to produce excellent results in the upper benches of the mine, further reinforcing the possible opportunities to optimize the pit ore recovered and reduce waste rock volumes.
Initial work has begun on an 8% throughput expansion of the concentrator to a 40 million tonne per annum milling capacity through the installation of a 6.7 megawatt ball mill and ancillary equipment. Orders for major long lead time equipment were placed in 2005. The capital cost of the concentrator expansion is estimated at $16 million (Goldcorp’s share $6 million) with commissioning expected by the end of 2006.
During 2004, Alumbrera accrued cash taxes payable of $46 million (Goldcorp’s share), which were paid in May 2005. Goldcorp’s share of Alumbrera cash taxes accrued for 2005 amounted to $62 million of which $33 million remain to be paid in May 2006.
Earnings from operations of Alumbrera are presented after depreciating the fair value of Alumbrera’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
GOLDCORP   |  9

Luismin Mines

		2005
							Total	Total
Operating Data		Q1	Q1	Q2	Q3	Q4	2005	2004

			(six weeks)
			(note 1)				(note 1)	(note 1)
Tonnes of ore milled		199,000	100,800	218,700	244,100	250,600	814,200	790,100
Average mill head grade	-- Gold (grams/tonne)	6.59	6.58	6.23	5.55	5.57	5.94	5.58
	-- Silver (grams/tonne)	394	328	362	332	298	343	297
Average recovery rate	-- Gold (%)	95%	96%	95%	94%	94%	95%	95%
	-- Silver (%)	88%	90%	91%	88%	88%	89%	90%
Gold produced (ounces)		40,000	20,400	41,800	41,000	42,100	145,300	132,500
Silver produced (ounces)		1,894,000	961,500	1,974,400	2,005,700	1,855,700	6,797,300	6,665,500
Gold sold (ounces)		38,300	23,300	44,000	39,100	42,200	148,600	132,100
Silver sold (ounces)		1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	6,674,500
Average realized price	-- Gold (per ounce)	$428	$430	$427	$440	$486	$448	$410
	-- Silver (per ounce)(note 2)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$5.93
Total cash costs per gold ounce (note 2)		$86	$80	$115	$118	$145	$119	$97
Financial Data

(in thousands)			(note 1)
Revenues		$22,900	$13,800	$25,600	$24,300	$27,000	$90,700	$91,500
Earnings from operations		$5,500	$4,000	$4,500	$4,500	$6,700	$19,700	$42,200

(1)	Luismin’s results are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Luismin was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).
During 2005, Luismin achieved record production for the second consecutive year. Luismin continues to invest in infrastructure and exploration at the San Dimas mine, which has allowed for access to better grades and increased haulage efficiency. During the year, the mill capacity was increased by 30% to 2,100 tonnes per day. This, together with improved ore grades, resulted in an increase in gold production by 25% (silver 16%), compared to 2004 on a full year over year basis. Cash costs were higher during 2005 compared to 2004, due primarily to fuel and labour cost pressures, as well as under-utilization of mill capacity.
Exploration activities continued throughout the year, confirming the continuity of the veins 175 meters below the current mining levels of the high grade zones in the Central Block at San Dimas, and a new breccia-type ore body discovered in the Nukay mine. Proven and probable reserves were increased by 21%, compared with 2004, after taking into account production during the year. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in ownership of Silver Wheaton by Goldcorp to 62% (refer to Subsequent Events section).
Earnings from operations of Luismin are presented after depreciating the fair value of Luismin’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets. In addition, the prior year earnings from operations included approximately nine months of silver sales at spot prices, prior to Luismin entering into a contract with Silver Wheaton under which silver is sold to Silver Wheaton at $3.90 per silver ounce.
10  |   GOLDCORP

Peak Mine

		2005
							Total	Total
Operating Data		Q1	Q1	Q2	Q3	Q4	2005	2004

			(six weeks)
			(note 1)				(note 1)	(note 1)
Tonnes of ore milled		167,300	82,600	165,200	148,700	176,600	573,100	663,400
Average mill head grade	-- Gold (grams/tonne)	5.95	6.22	6.67	6.94	8.26	7.09	7.40
	-- Copper (%)	0.61%	0.58%	0.28%	0.46%	0.65%	0.50%	0.58%
Average recovery rate	-- Gold (%)	90%	91%	88%	89%	93%	90%	90%
	-- Copper (%)	80%	82%	60%	71%	84%	74%	79%
Gold produced (ounces)		29,000	15,100	31,100	29,700	43,600	119,500	142,700
Copper produced (thousands of pounds)		1,819	864	579	1,065	2,111	4,619	6,695
Gold sold (ounces)		27,800	17,300	27,200	26,200	50,000	120,700	139,700
Copper sold (thousands of pounds)		1,612	1,612	505	734	1,826	4,677	6,361
Average realized price	-- Gold (per ounce)	$422	$423	442	$449	$493	$462	$413
	-- Copper (per pound)	$1.36	$1.36	1.53	$1.71	$1.88	$1.70	$1.38
Total cash costs per gold ounce (note 2)		$278	$272	246	$241	$192	$228	$192
Financial Data

(in thousands)			(note 1)
Revenues		$12,100	$8,000	12,300	$11,500	$27,000	$58,800	$63,000
Earnings from operations		$1,700	$1,700	2,100	$1,900	$11,300	$17,000	$23,800

(1)	Peak’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Peak was not owned by Goldcorp during 2004, data shown is for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.
The Peak mine sold 120,700 ounces of gold for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (2004 — 139,700 gold ounces). Plant capacity was successfully increased by 6% to 700,000 tonnes per annum in July 2005, and mill improvements resulted in better ore processing control, providing improved recoveries in the fourth quarter. These improvements, combined with higher copper prices, produced total cash costs of $228 per gold ounce for the year (2004 — $192 per gold oz), despite inflationary cost pressures and lower average grades, compared with 2004.
Significant improvements were made to the operation during the year, including successful construction and commissioning of the New Cobar underground mine, and plant upgrades and de-bottlenecking. During 2006, the main priority is to increase mill throughput to use full plant capacity of 700,000 tonnes per annum with the aim to ramp up to 750,000 tonnes per annum in 2007.
Exploration work and delineation drilling continues to focus on New Cobar, Upper Peak and Perseverance Zone D, where additional resources have been discovered during the year.
Earnings from operations of Peak are presented after depreciating the fair value of Peak’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
GOLDCORP   |  11

Wharf Mine

	2005
					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2005	2004

Tonnes of ore mined	646,000	584,300	755,500	775,600	2,761,400	3,049,000
Tonnes of ore processed	656,000	561,100	773,900	644,300	2,635,300	3,036,000
Average grade of gold processed (grams/tonne)	1.10	0.99	1.04	0.95	1.00	0.96
Average recovery rate (%)	75%	75%	75%	75%	75%	75%
Gold produced (ounces)	17,700	16,400	11,200	17,200	62,500	76,100
Gold sold (ounces)	34,300	15,700	15,300	15,500	80,800	62,300
Average realized gold price (per ounce)	$431	$429	$444	$497	$446	$408
Total cash costs (per ounce)	$282	$291	$307	$366	$304	$255

Financial Data

(in thousands)
Revenues	$14,900	$7,000	$7,000	$8,200	$37,100	$26,100
Earnings from operations	$2,000	$600	$500	$800	$3,900	$3,600
The Wharf Mine produced 62,500 ounces of gold in 2005 (2004 — 76,100 ounces). Gold sales were 80,800 ounces, compared to 62,300 ounces in 2004. The increase in gold sales is due to the discontinuance of the Company’s previous policy of holding back from sale approximately one-third of mine production. Current year gold sales included 22,000 ounces of gold held as inventory at December 31, 2004.
Total cash costs were $304 per ounce in 2005, compared to $255 per ounce during 2004, primarily as a result of lower tonnes processed and State taxes on gold sales, resulting from higher realized gold prices.
Mine operations will continue throughout 2006 at the Trojan pit and are then expected to cease in the second quarter of 2007. Gold will continue to be produced from the heap leach pads throughout 2007.
The on-going progressive reclamation practice is an important aspect of the successful mine site rehabilitation program at the Wharf and Golden Reward properties. As part of the ongoing program, approximately 26 acres of disturbed land were reclaimed in the Trojan pit area in 2005.
12  |   GOLDCORP

Silver Wheaton Corp (Goldcorp interest — 59%)
(100% figures shown)

		2005
							2005	2004
Operating Data		Q1	Q1	Q2	Q3	Q4	Total	Total

			(six weeks)
			(note 1)				(note 1)	(note 1)
Ounces of silver purchased	-- Luismin	1,974,000	1,314,800	1,976,400	2,003,800	1,812,300	7,107,300	1,387,300
	-- Zinkgruvan	330,800	223,300	476,200	531,000	335,600	1,566,100	240,500
	-- Total	2,304,800	1,538,100	2,452,600	2,534,800	2,147,900	8,673,400	1,627,800
Ounces of silver sold	-- Luismin	1,974,000	1,314,800	2,088,000	2,003,800	1,820,100	7,226,700	1,387,300
	-- Zinkgruvan	349,000	226,400	580,400	531,000	356,600	1,694,400	117,800
	-- Total	2,323,000	1,541,200	2,668,400	2,534,800	2,176,700	8,921,100	1,505,100
Average realized silver price (per ounce)		$6.92	$7.04	$7.22	$7.13	$8.03	$7.31	$7.30
Total cash costs (per silver ounce)		$3.90	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Financial Data

(in thousands)			(note 1)
Revenues		$16,000	$10,900	$19,300	$18,100	$17,400	$65,700	$11,000
Earnings from operations		$5,300	$3,300	$5,400	$5,100	$5,700	$19,500	$4,300

(1)	Silver Wheaton’s operations are included in Goldcorp’s operating results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton. Silver Wheaton was not owned by Goldcorp during 2004, data shown is for comparative purposes only.
Goldcorp acquired a 65% interest in Silver Wheaton, a publicly traded company, on the acquisition of Wheaton effective February 15, 2005. Goldcorp’s ownership was diluted to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to outside interests. Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. Subsequent to December 31, 2005, Silver Wheaton agreed to amend its existing silver contract with Luismin resulting in an increase in Goldcorp’s ownership to 62% (refer to Subsequent Events section).
Earnings from operations of Silver Wheaton are presented after depreciating the fair value of Silver Wheaton’s assets related to the Wheaton acquisition, whereas the 2004 figures presented for comparative purposes only include depreciation related to the original costs of the assets.
PROJECT DEVELOPMENT REVIEW
Amapari Project
Project commissioning continued during the fourth quarter of 2005, focusing on consistently achieving the design throughput rates for the crushing, agglomeration and stacking systems. During the fourth quarter, 532,000 tonnes of ore grading 2.68 grams/tonne (contained gold of 45,900 ounces) were stacked on the heap leach pads and placed under irrigation. Mining of ore and pre-stripping of waste continued during the fourth quarter from five pits, with 3.6 million tonnes of waste removed and 550,000 tonnes of ore mined. During the year, 918,000 tonnes of ore were stacked on the heap leach pads, grading 2.54 grams/tonne (contained gold of 74,800 ounces) and 7.4 million tonnes of waste were mined. The mining fleet is now fully equipped, with all large haul trucks commissioned and put into operation. During the fourth quarter, commissioning also continued on the hydrometallurgical plant, with a total of 24,700 ounces of gold poured, and construction of the main workshop, reclaimer and spent ore conveyor system was also completed. Commercial production was achieved effective January 1, 2006.
GOLDCORP   |  13

At December 31, 2005, direct construction costs for the project totaled $83 million. These costs continued to be negatively impacted by the strong Brazilian currency, which has appreciated against the United States dollar by 32% since construction commenced. This currency appreciation, together with oil and steel price increases, has increased total costs by approximately $29 million above budget. Also, additional expenditures of $27 million have been incurred, which were originally anticipated in 2006 and future years, in order to increase mining flexibility. These expenditures primarily relate to additional mining fleet and pre-stripping costs.
Infill drilling in the main pit continues to assist long term open pit and underground mine planning. Exploration activities continue at Urucum East where diamond drilling has intersected 11.6 metres at 2.15 grams/tonne of gold. Ground geophysical surveys have commenced at Timbo where a 3 kilometer trend of prospective terrain was previously outlined. Exploration work programs consisting of mapping and sampling were undertaken on three other projects within the 120 kilometer long tenement package.
Los Filos/Bermejal Project
On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Peñoles S.A. de C.V. and Newmont Mining Corporation. The Bermejal gold deposit is located just 2 kilometres south of Goldcorp’s Los Filos gold deposit.
The Company plans to develop the two deposits as a single operation with two open pits and one single heap leach pad facility. A detailed engineering study for the combined project will be completed during the first quarter of 2006.
Several primary infrastructure development activities commenced during 2005 such as upgrading the existing road and construction of power and water supply systems, which are expected to be completed during March 2006.
Pre-stripping of the Los Filos pit was commenced, with the arrival of the mine equipment for this pit. All of the mine equipment required for the Bermejal pit, as well as all the major process equipment, was ordered during the year in order to secure adequate delivery dates.
Environmental permits for infrastructure works and the development of both pits have been obtained. Environmental impact assessments, which include the new pad area and both pits, as well as the land use change technical study and the environmental risk analysis have been approved by the Mexican Government Agency. All significant permits required have now been received.
Capital expenditures to December 31, 2005 amounted to $84 million and commercial production is projected to commence at the end of the first quarter of 2007.
EXPENSES

(in thousands)	2005	2004	2003

Depreciation and depletion	$135,264	$21,387	$25,225
Corporate administration	29,943	10,367	10,303
Exploration	8,035	6,701	3,006
Depreciation and depletion, which relates to mining activities, increased to $135 million for the year, compared to $21 million in 2004 and $25 million in 2003, primarily as a result of the acquisition of Wheaton mining assets effective February 15, 2005 and the resulting fair value allocation to those assets.
Corporate administration costs increased during 2005, compared to the same period in 2004 and 2003, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results in 2005.
Exploration costs increased slightly during 2005, compared to 2004, due primarily to the consolidation of Wheaton’s operating results in 2005. The increase in total explorations costs from 2003 to 2005 reflects ongoing efforts to search for additional ore bodies, primarily in the Red Lake district.
14  |   GOLDCORP

OTHER INCOME (EXPENSE)

(in thousands)	2005	2004	2003

Interest and other income	$9,244	$9,354	$8,905
Stock option expense	(13,876)	(5,081)	(2,275)
Gain on foreign exchange	474	211	(1,164)
Gain (loss) on marketable securities, net	10,142	(9,006)	10,230
Dilution gain	18,732	—	—
Corporate transaction costs	(3,592)	—	—

	$21,124	$(4,522)	$15,696

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5.3 million. During the year, the Company granted 5,095,000 stock options vesting over a period of three years, with a fair value of $20.4 million. Of this, stock option expense of $7.9 million has been recognized in the year, $8.4 million will be recognized in 2006, $3.3 million in 2007 and $0.8 million in 2008.
During the current year, the Company realized gains on disposal of marketable securities held of $10.1 million. In 2004, the Company recorded a $9.0 million provision for decline in the value of marketable securities while in 2003, the Company recorded gains of $10.2 million. During 2005, the Company disposed of certain non-core assets, including industrial minerals and oil and gas operations, for a net gain of approximately $0.5 million, included in other income.
During the fourth quarter of 2005 Silver Wheaton, a publicly traded company, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%. As a result of the dilution in share ownership, a dilution gain of $18.7 million arose, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved.
Corporate transaction costs in 2005, pertaining to the acquisition of Wheaton, in the amount of $3.6 million relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under current accounting standards and thus have been expensed.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2005 totalled $142.4 million, approximately 34% of earnings before taxes and dilution gain. In 2004, income and mining taxes were $30.1 million, or 37% of earnings before taxes (2003 — $54.0 million or 37%).
The lower effective tax rate during 2005 is due to the lower statutory tax rates applicable to the Wheaton operations. The statutory tax rate at Goldcorp’s Canadian operations is approximately 40% while the combined statutory tax rate at the Wheaton operations is approximately 30%.
NON-CONTROLLING INTERESTS
During the year ended December 31, 2005, Goldcorp acquired an 82% interest in Wheaton, which resulted in an 18% non-controlling interest in the amount of $141.9 million. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million. Goldcorp acquired the 18% non-controlling interests’ share of Wheaton on April 15, 2005.
A further non-controlling interest, in the amount of $54.9 million, arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of
GOLDCORP   |  15

additional shares by Silver Wheaton to non-controlling interests. The non-controlling interests, share of Silver Wheaton net earnings for the year ended December 31, 2005 amounted to $8.6 million.
NON-GAAP MEASURE — PRO FORMA ADJUSTED NET EARNINGS
“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the year ended December 31, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full year, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations. Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs (including investment banking, legal, and other fees relating to the acquisition of Wheaton) and includes adjustments for gold bullion withheld or sold during the period and estimated additional depreciation and depletion. Management believes that such adjustments are appropriate. Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”. Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.
Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings

(in thousands)	2005	2004	2003

Net earnings	$$285,698	$51,347	$98,804
Non-controlling interest in Wheaton (note 1)	3,548	—	—
Wheaton:
Results for January 1 — February 14, 2005 (note 2)	17,145	—	—
Estimated additional depreciation and depletion (note 3)	(4,383)	—	—

	302,008	51,347	98,804

Corporate transaction costs (note 4)	6,099	—	—
Gold bullion adjustments (note 5)	(39,392)	32,900	(13,100)

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

(1)	Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and April 15, 2005.

(2)	Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)	Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)	Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger. This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)	Represents adjustment to recognize earnings on all gold bullion withheld from sale, or sold, during the period. During the second quarter of 2005 the Company decided to abandon its previous policy to withhold gold bullion production and sold its bullion inventory.
16  |   GOLDCORP

Reconciliation of Pro Forma Adjusted Basic Earnings per Share
The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)	2005	2004	2003

Weighted-average number of Goldcorp shares outstanding for the period	314,292	189,723	183,574
Adjustment to reflect acquisition of 100% of Wheaton, assumed to be effective January 1, 2005	21,631	—	—

Pro forma weighted average number of shares outstanding for period	335,923	189,723	183,574

Pro forma adjusted net earnings	$268,715	$84,247	$85,704

Pro forma adjusted basic earnings per share	$0.80	$0.44	$0.47

NON-GAAP MEASURE — TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in thousands, except gold ounces sold and per ounce amounts)	2005	2004	2003

Operating expenses per financial statements	$304,032	$66,601	$86,963
Industrial minerals operating expense	(9,881)	(11,723)	(11,747)
Treatment and refining charges on concentrate sales	49,376	—	—
By-product silver and copper sales, and other	(304,788)	(3,535)	(3,267)
Non-cash adjustments	(9,548)	(2,168)	(4,156)

Total cash costs	$29,191	$49,175	$67,793

Divided by gold ounces sold	1,344,600	427,600	677,900

Total cash costs per ounce	$22	$115	$100

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005 the Company held cash and cash equivalents of $562 million (December 31, 2004 — $333 million) and had working capital of $582 million (December 31, 2004 — $400 million).
In the opinion of management, the working capital at December 31, 2005, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $4,066 million at December 31, 2005 from $702 million at December 31, 2004, primarily as a result of the acquisition of Wheaton. The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $3,069 million, an increase in total liabilities of $860 million, and an increase in shareholders’ equity of $2,209 million. Mining interests increased by $2,502 million, representing the fair value of Wheaton’s mining properties acquired, and goodwill was recorded of $149 million. Future income tax liabilities of $632 million were accrued on the acquisition and will be amortized to income
GOLDCORP   |  17

as the related mining interests are depreciated or depleted. The accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities. In particular, on business acquisitions, the Company grosses up the value of mining interests acquired to reflect the recognition of future income tax liabilities for the tax effect of such differences.
During the year, the Company generated operating cash flows of $466 million compared with $53 million during 2004. The favourable non-cash operating working capital movement of $47 million during the year ended December 31, 2005 primarily resulted from the second quarter sale of the gold bullion inventory, and accrued taxes of $93 million as at December 31, 2005, to be paid in 2006. Conversely, a negative non-cash operating working capital movement of $49 million during the year ended December 31, 2004 was largely due to cash tax payments.
The acquisition of Wheaton during 2005 resulted in net cash acquired of $132 million after cash payments of acquisition costs. In January 2005, the Company invested cash of $70 million to acquire the Bermejal property in Mexico. During the year ended December 31, 2005, the Company invested a total of $278 million in mining interests, including $58 million at Red Lake, $125 million at the Luismin operations, $64 million at Amapari and $20 million at Peak.
Cash dividend payments for the year totalled $151 million, primarily due to the payment of a special $0.50 per share cash dividend, totalling approximately $95 million, during the first quarter. The Company paid a monthly dividend of $0.015 per share, resulting in further cash dividend payments for the year of $56 million.
As of March 3, 2006, there were 341 million common shares of the Company issued and outstanding and 13.6 million stock options outstanding under its share option plan. In addition, the Company had 7 million share purchase warrants outstanding (exchangeable for 14.5 million common shares) and 161.5 million Series A, B and C share purchase warrants outstanding (exchangeable for 40.4 million common shares), issued in exchange for existing Wheaton share purchase warrants.
Derivative instruments
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39 million relates to 2007. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 — $5,267,000; 2003 — $6,672,000). Following is a schedule of future minimum rental and lease payments required:

(in thousands)

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total minimum payments required	$17,111

18  |   GOLDCORP

Related party transactions
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert R. McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totalling approximately $4 million. During the year, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $0.3 million.
RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.
Metal prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2006 budgeted net earnings by approximately 21%, 2% or 5%, respectively, excluding the impact of the Placer assets to be acquired.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.
Government regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Foreign operations
The Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the
GOLDCORP   |  19

awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Environmental
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $2,981 million at December 31, 2005, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized
20  |   GOLDCORP

costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
Pursuant to Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Filings, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2005 and found them to meet required standards.
GOLDCORP   |  21

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
In April 2005 the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This Section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:
1)	financial instruments and non-financial derivatives represent rights or obligations that meet the definitions of assets or liabilities and should be reported in financial statements;

2)	fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3)	only items that are assets or liabilities should be reported as such in financial statements; and

4)	special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.
The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
During 2005, the CICA also issued Section 3861, Financial Instruments — Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. This Section also deals with disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005 the CICA issued Section 3865, Hedges. This Section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. This Section is based on the same four fundamental decisions that serve as cornerstones to Financial Instruments — Recognition and Measurement, Section 3855- above. Accordingly, this Section does not affect whether a financial instrument or other derivative is reported in the financial statements. The special accounting permitted by this Section does not affect the requirement that all derivative financial instruments be measured at fair value. This Section generally does not permit gains or losses on hedging items to be deferred in the balance sheet as if they were assets or liabilities. This Section contains requirements that specify when a hedge may qualify for special accounting. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In 2005 the CICA issued Section 3831, Non-Monetary Transactions. The main feature of this Section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in
22  |   GOLDCORP

former CICA Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

•	the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
The “commercial substance” criterion replaces the “culmination of the earnings process” criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
In April 2005, the CICA issued Section 3051, Investments which continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to the Section has occurred. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.
On March 2, 2006, the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The Emerging Issues Committee reached a consensus that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in the absence of this activity. The Committee reached a consensus that capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity. In the mining industry, the unit of production method is generally the appropriate method. The Committee noted that the reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The accounting treatment as described in this Abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.
OUTLOOK
Goldcorp is the world’s lowest cost million ounce gold producer. Production in 2006 is expected to approximate 2 million ounces of gold on an annualized basis, at a total cash cost of less than $150 per ounce, following the acquisition of certain Placer assets from Barrick.
GOLDCORP    |  23

SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc. (“Placer Dome”) for approximately $10.1 billion in shares and cash and, in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise.
(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. The transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April 2006.
(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.
24  |   GOLDCORP

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.
(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore. In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close in March 2006.
GOLDCORP   |  25

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, and (b) the section entitled “Description of the Business – Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
Readers should refer to the respective annual information forms of Goldcorp and Wheaton River Minerals Ltd., each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.
26  |   GOLDCORP

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by Deloitte & Touche LLP on behalf of the shareholders and their report follows.

Ian Telfer	Peter Barnes
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Vancouver, British Columbia
March 3, 2006
Report of Independent Registered Chartered Accountants
To the Shareholders of
Goldcorp Inc
We have audited the consolidated balance sheet of Goldcorp Inc as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Goldcorp Inc as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
The consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated February 7, 2005, except as to note 15 which is as of February 14, 2005, expressed an unqualified opinion on those statements.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion.
Independent Registered Chartered Accountants
Vancouver, British Columbia
March 3, 2006

Consolidated Statements of Earnings
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

	Note	2005	2004	2003

Revenues		$896,408	$191,016	$262,642

Operating expenses		304,032	66,601	86,963
Depreciation and depletion		135,264	21,387	25,225

Earnings from mine operations		457,112	103,028	150,454

Corporate administration		29,943	10,367	10,303
Exploration		8,035	6,701	3,006

Earnings from operations		419,134	85,960	137,145

Other income (expense)
Interest and other income		9,244	9,354	8,905
Stock option expense	14	(13,876)	(5,081)	(2,275)
Gain (loss) on foreign exchange		474	211	(1,164)
Gain (loss) on marketable securities, net		10,142	(9,006)	10,230
Dilution gain	13	18,732	—	—
Corporate transaction costs	6	(3,592)	—	—

		21,124	(4,522)	15,696

Earnings before taxes and non-controlling interests		440,258	81,438	152,841
Income and mining taxes	7	142,370	30,091	54,037
Non-controlling interests	13	12,190	—	—

Net earnings		$285,698	$51,347	$98,804

Earnings per share	14
Basic		$0.91	$0.27	$0.54
Diluted		0.83	0.27	0.53
Weighted-average number of shares outstanding
Basic		314,292	189,723	183,574
Diluted		345,394	193,685	188,179
28  |   GOLDCORP

Consolidated Balance Sheets
At December 31
(US dollars in thousands)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$562,188	$333,375
Gold bullion (market value: $nil; 2004 – $96,363)		—	33,895
Marketable securities (market value: $16,086; 2004 – $31,006)		11,264	22,873
Accounts receivable		75,160	7,197
Income and mining taxes receivable		2,774	12,269
Future income and mining taxes	7	26,558	—
Inventories and stockpiled ore	8	77,182	15,329
Other		17,225	1,735

		772,351	426,673
Mining interests	9	2,980,762	264,949
Goodwill	9	142,654	—
Silver contract	5	74,639	—
Stockpiled ore	8	51,063	—
Long-term investments (market value: $41,056; 2004 – $nil)		33,563	—
Other		10,950	9,896

		$4,065,982	$701,518

Liabilities
Current
Accounts payable and accrued liabilities		$97,523	$25,507
Income and mining taxes payable		93,287	—
Future income and mining taxes	7	—	1,149

		190,810	26,656
Future income and mining taxes	7	728,079	70,610
Reclamation and closure cost obligations	11	57,724	26,403
Future employee benefits and other	12	7,005	—

		983,618	123,669

Non-controlling interests	13	108,601	—

Shareholders’ Equity
Capital stock	14	2,653,751	386,703
Cumulative translation adjustment		101,927	107,741
Retained earnings		218,085	83,405

		2,973,763	577,849

		$4,065,982	$701,518

Commitments and contingencies (note 17)
 Subsequent events (note 20)

Approved by the board:

Ian Telfer	Douglas Holtby
Director	Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |  29

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note	2005	2004	2003

Operating Activities
Net earnings		$285,698	$51,347	$98,804
Reclamation expenditures	11	(3,598)	(744)	(346)
Items not affecting cash
Depreciation and depletion		135,264	21,387	25,225
(Gain) loss on marketable securities, net		(10,142)	9,006	(10,230)
Future income and mining taxes		7,118	18,599	4,123
Stock option expense	14	13,876	5,081	2,275
Non-controlling interests	13	12,190	—	—
Dilution gain	13	(18,732)	—	—
Other		(2,942)	(2,881)	(2,208)
Change in non-cash working capital	15	47,024	(48,692)	(22,477)

Cash provided by operating activities		465,756	53,103	95,166

Investing Activities
Mining interests		(277,510)	(56,125)	(74,528)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	132,446	—	—
Acquisition of Bermejal property	4	(70,010)	—	—
Purchase of marketable securities		(8,205)	(22,594)	(88,823)
Proceeds on sale of marketable securities		36,034	4,639	94,134
Purchase of long-term investments		(33,563)	—	—
Purchase of gold bullion		—	—	(8,160)
Proceeds on sale of purchased gold bullion		—	—	45,112
Other		—	987	(859)

Cash used in investing activities		(220,808)	(73,093)	(33,124)

Financing Activities
Common shares issued, net		44,014	3,520	26,979
Dividends paid to common shareholders		(151,018)	(53,071)	(28,375)
Shares issued by subsidiary to non-controlling interests		86,737	—	—
Other		(1,228)	—	—

Cash used in financing activities		(21,495)	(49,551)	(1,396)

Effect of exchange rate changes on cash		5,360	23,962	57,475

Increase (decrease) in cash and cash equivalents		228,813	(45,579)	118,121
Cash and cash equivalents, beginning of year		333,375	378,954	260,833

Cash and cash equivalents, end of year		$562,188	$333,375	$378,954

Cash and cash equivalents is comprised of:
Cash		$17,717	$7,490	$5,628
Cash equivalents		544,471	325,885	373,326

		$562,188	$333,375	$378,954

Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these consolidated financial statements.
30  |   GOLDCORP

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

	Capital Stock
			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2003	182,390	$332,738	$16,110	$—	$(14,627)	$14,700	$348,921
Stock options exercised	6,884	26,979	—	—	—	—	26,979
Fair value of stock options issued and vested	—	—	—	2,275	—	—	2,275
Dividends declared	—	—	—	—	—	(50,146)	(50,146)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	80,909	—	80,909
Net earnings	—	—	—	—	—	98,804	98,804

At December 31, 2003	189,274	359,717	16,110	2,275	66,282	63,358	507,742
Stock options exercised	706	3,529	—	(9)	—	—	3,520
Fair value of stock options issued and vested	—	—	—	5,081	—	—	5,081
Dividends declared	—	—	—	—	—	(31,300)	(31,300)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	41,459	—	41,459
Net earnings	—	—	—	—	—	51,347	51,347

At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763

Shareholders’ Equity (note 14)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP   |  31

Notes to the Consolidated Financial Statements
Years Ended December 31, 2005, 2004 and 2003
(in United States dollars, except where noted, tabular amounts in thousands)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the year (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine

Minera Alumbrera Ltd (“Alumbrera”)(1)	Argentina	37.5%	Proportionately consolidated (note 2 (d))	Alumbrera mine

Luismin SA de CV (“Luismin”)(1)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos/Bermejal development project

Peak Gold Mines Pty Ltd (“Peak”)(1)	Australia	100%	Consolidated	Peak mine

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)(1)	Brazil	100%	Consolidated	Amapari development project

Silver Wheaton Corp (“Silver Wheaton”) (1)	Canada	59%	Consolidated	Silver contracts in Mexico and Sweden

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).
     All intercompany transactions and balances have been eliminated.
(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.
32  |   GOLDCORP

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.
(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.
(d)	Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.
(f)	Marketable securities

Marketable securities are carried at the lower of cost or market value.
(g)	Inventories and stockpiled ore

Work-in-process inventories, stockpiled ore and finished goods are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.
(h)	Mining interests

Mining interests represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 9. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration
GOLDCORP   |  33

potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
(j)	Silver contract

Contracts for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using
34  |   GOLDCORP

estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.
(k)	Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.
(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations. A change in estimated discount rates is reviewed annually or as new information becomes available.
(n)	Non-controlling interests

Non-controlling interests exist on less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.
(o)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until reporting units which gave rise to the CTA balance is disposed of or retired. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement
GOLDCORP   |  35

currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.
(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.
(q)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.
(r)	Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The fair value of the financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.
(s)	Comparative amounts

Certain comparative information has been reclassified to conform to the current year’s presentation.
3.	BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under
36  |   GOLDCORP

the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:
Purchase price

Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,431
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,959

$2,235,023

Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	810
Mining interests	2,502,116
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation and closure cost obligations	(24,457)
Future employee benefits	(5,296)
Other liabilities	(10,258)
Non-controlling interest in Silver Wheaton (35%) (note 13)	(54,908)

Net identifiable assets	2,085,771

Residual purchase price allocated to goodwill (note 9)	149,252

$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with recent accounting
GOLDCORP   |  37

pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.
4.	ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometres south of Goldcorp’s Los Filos gold deposit. The Company plans to develop the two deposits as a single project, the Los Filos/Bermejal project, and a detailed engineering study for the combined project is scheduled to be completed in March, 2006.
5.	SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at December 31, 2005 is $74,639,000 which is being amortized to operations on a unit-of-sale basis.
6.	CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards. These costs have been expensed in the amount of $3,592,000 for the year ended December 31, 2005.
38  |   GOLDCORP

7. INCOME AND MINING TAXES

	2005	2004	2003

Current income and mining tax expense	$135,252	$11,492	$49,914
Future income and mining tax expense	7,118	18,599	4,123

	$142,370	$30,091	$54,037

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2005	2004	2003

Earnings before income taxes	$440,258	$81,438	$152,841
Canadian federal and provincial income tax rates	38.5%	40.0%	40.0%

Income tax expense based on above rates	169,450	32,575	61,136

Increase (decrease) due to:
Provincial mining taxes	20,695	7,460	11,855
Non-deductible expenditures	6,197	2,016	904
Resource allowance	(17,480)	(9,009)	(13,784)
Lower statutory tax rates on earnings of foreign subsidiaries	(15,627)	(191)	(28)
Dilution gain not subject to tax	(7,210)	—	—
Foreign exchange and other permanent differences	(6,543)	—	—
Mining duties deduction	(2,343)	(1,468)	(3,266)
Non-taxable portion of realized capital (gains) losses	(2,618)	1,787	(2,325)
Canadian exploration expenses recognized	(1,715)	—	—
Realization of future tax asset not previously recognized	(1,357)	(920)	—
Other	921	(2,159)	(455)

	$142,370	$30,091	$54,037

The components of future income taxes are as follows:

	2005	2004

Future income and mining tax assets
Non-capital losses	$13,216	$111
Deductible temporary differences and other	49,818	22,202

Value of future income tax and mining assets	63,034	22,313
Recoverable asset taxes	1,491	—
Valuation allowance	(14,557)	(12,032)

	49,968	10,281

Future income and mining tax liabilities
Total taxable temporary differences	(751,489)	(82,040)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$26,558	$—
Future income and mining tax liabilities	(728,079)	(71,759)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

GOLDCORP   |  39

Tax Loss Carry Forwards
At December 31, 2005, the Company had non-capital losses available for tax purposes in foreign jurisdictions of $37,527,000 net of valuation allowance that expire from 2006 to 2015.
8.	INVENTORIES AND STOCKPILED ORE

	2005	2004

Supplies	$25,071	$4,146
Finished goods	16,699	644
Work in process	29,122	10,539
Stockpiled ore	57,353	—

	128,245	15,329
Less: non-current stockpiled ore	51,063	—

	$77,182	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.
9.	MINING INTERESTS

	2005			2004
		Accumulated			Accumulated
		depreciation and			depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$2,532,984	$205,223	$2,327,761	$287,715	$134,429	$153,286
Plant and equipment	794,895	141,894	653,001	223,662	111,999	111,663

	$3,327,879	$347,117	$2,980,762	$511,377	$246,428	$264,949

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Red Lake mine, Canada	$184,218	$—	$184,218	$105,274	$289,492	$252,149
Alumbrera mine, Argentina	420,425	35,456	455,881	268,782	724,663	—
Luismin mines, Mexico (i)	148,436	613,886	762,322	80,348	842,670	—
Peak mine, Australia	33,358	109,609	142,967	26,058	169,025	—
Amapari project, Brazil	—	183,714	183,714	85,018	268,732	—
Los Filos/Bermejal project, Mexico	—	337,386	337,386	84,434	421,820	—
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	—
Wharf mine, United States	6,098	—	6,098	87	6,185	7,897
Corporate and other	958	—	958	1,005	1,963	4,903

	$793,493	$1,534,268	$2,327,761	$653,001	$2,980,762	$264,949

(i)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Silver interests	$32,872	$167,149	$200,021	$—	$200,021	$—
40  |   GOLDCORP

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	December 31		Dilution of	December 31
	2004	Additions	ownership	2005

Luismin	$—	$74,252	$—	$74,252
Silver Wheaton	—	75,000	(6,598)	68,402

	$—	$149,252	$(6,598)	$142,654

10.	BANK CREDIT FACILITIES
(a)	The Company has an Aus$5,000,000 ($3,668,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2005. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)	During 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

(c)	On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. The facility is undrawn as at December 31, 2005.
11.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $49,890,000 (2004 – $21,204,000) reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $7,834,000 (2004 – $5,199,000) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2005 is $57,724,000 (2004 – $26,403,000). The undiscounted value of this liability is $78,227,000 (2004 – $39,399,000). An inflation rate assumption of 2% has been used. An accretion expense component of $8,149,000 (2004 – $1,329,000) has been charged to operations in 2005 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2005	2004

Reclamation and closure cost obligations – January 1	$26,403	$21,850
Arising on acquisition of Wheaton (note 3)	24,457	—
Reclamation expenditures	(3,598)	(744)
Accretion expense	8,149	1,329
Revisions in estimates and liabilities incurred	2,313	3,968

Reclamation and closure cost obligations – December 31	$57,724	$26,403

GOLDCORP   |  41

12.	FUTURE EMPLOYEE BENEFITS AND OTHER

Future employee benefits and other consist of a defined benefit pension plan for certain Mexican employees and certain future employee benefits for Australian and Mexican employees.

13.	NON-CONTROLLING INTERESTS

On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in the recording of an 18% non-controlling interest of $141,850,000. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3,255,000. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year following the issuance of additional shares by Silver Wheaton to non-controlling interests. This dilution of the Company’s interest gave rise to a gain of $18,732,000 which has been recognized in operations for the current year.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2005		$—
Arising upon acquisition of Wheaton		54,908
Shares issued to non-controlling interests, net	$83,482
Less: increase in net assets attributable to Goldcorp	(48,307)
Add: Book value of dilution of Goldcorp’s share of net assets	9,876	45,051

		99,959

Share of net earnings of Silver Wheaton		8,642

At December 31, 2005		$108,601

Subsequent to December 31, 2005, the Company’s ownership interest in Silver Wheaton will increase to 62% following the issuance to the Company of 18 million common shares and a $20 million promissory note (note 20).

Total non-controlling interest for the year on the statement of earnings is comprised of $8,642,000 related to Silver Wheaton and $3,548,000 related to Wheaton for the period February 15 to April 15, 2005.
14.	SHAREHOLDERS’ EQUITY

	2005	2004

Common shares	$2,322,491	$363,246
Share purchase warrants (a)	286,828	16,110
Stock options (b)	44,432	7,347

	$2,653,751	$386,703

At December 31, 2005, the Company had 339,642,000 common shares outstanding (December 31, 2004 – 189,980,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants
The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant. Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C
42  |   GOLDCORP

share purchase warrants to the former Wheaton share purchase warrant holders. Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at December 31, 2005:

				Common
				shares to be
	Warrants			received
(in thousands of	outstanding		Exchange	upon exercise	Effective price
warrants and shares)	and exercisable	Exercise price	ratio	of warrants	per share	Expiry date

US dollar Warrants	3,991	$25.00	2.08	8,302	$12.02	April 30, 2007

Canadian dollar Warrants
Series A and C	97,371	C$1.65	0.25	24,343	C$6.60	May 30, 2007
Series B	64,133	3.10	0.25	16,033	12.40	August 25, 2008
Share purchase warrants	3,000	20.00	2.08	6,240	9.62	May 13, 2009

				46,616	C$9.00

(b)	Stock Options
On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 – 4%); dividend yield of 1% (2004 – 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 – 42%); and a weighted average expected life of the options of fours years (2004 – five years). The fair value of the options is expensed over the vesting period of the options. No compensation expense had been recorded for stock options issued before January 1, 2003. As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000. On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, during the year, the Company granted 5,095,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$19.23 to C$23.39 per option, expire in 2015, and have a total fair value of $20,338,000. Compensation expense of $7,905,000 has been recognized during the year and the remainder will be recognized as the stock options vest.
GOLDCORP   |  43

     A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
(in thousands, except per option amounts)	Outstanding	Exercise Price

At January 1, 2003	10,890	C$6.92
Granted	2,176	17.62
Exercised	(6,884)	(5.21)
Cancelled	(170)	(9.64)

At January 1, 2004	6,012	12.68
Granted	1,335	16.89
Exercised	(706)	(6.64)
Cancelled	(497)	(16.47)

At December 31, 2004	6,144	13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	(10.11)
Cancelled	(34)	(17.66)

At December 31, 2005	13,577	C$15.08

The following table summarizes information about the options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
			Weighted	Options		Weighted
			Average	Outstanding		Average
	Options	Weighted	Remaining	and	Weighted	Remaining
	Outstanding	Average	Contractual	Exercisable	Average	Contractual
Exercise Prices (C$)	(000’s)	Exercise Price	Life (years)	(000’s)	Exercise Price	Life (years)

$2.05 – $3.90	468	C$3.00	2.7	468	C$3.00	2.7
$4.40 – $7.68	1,395	6.10	2.2	1,395	6.10	2.2
$11.40 – $13.00	3,725	12.55	4.7	3,725	12.55	4.7
$14.80 – $16.87	1,278	16.52	7.7	1,278	16.52	7.7
$17.50 – $19.46	6,603	18.84	9.0	2,146	18.02	8.1
$23.39 – $23.80	108	23.44	9.6	13	23.80	7.9

	13,577	C$15.08	6.8	9,025	C$12.97	5.6

(c)	Restricted Share Units
On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company granted 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date. The Company will record compensation expense totalling $495,000 over the two year vesting period. Compensation expense of $227,000 has been recognized in 2005 and the remainder will be recognized as the restricted share units vest.
44  |   GOLDCORP

(d)	Diluted Earnings per Share
The following table sets forth the computation of diluted earnings per share:

	2005	2004	2003

Earnings available to common shareholders	$285,698	$51,347	$98,804

Basic weighted-average number of shares outstanding	314,292	189,723	183,574
Effect of dilutive securities:
Stock options	3,249	1,153	1,747
Warrants	27,832	2,809	2,858
Restricted share units	21	—	—

Diluted weighted-average number of shares outstanding	345,394	193,685	188,179

Earnings per share
Basic	$0.91	$0.27	$0.54
Diluted	0.83	0.27	0.53
The following lists the stock options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year:

	2005	2004	2003

Stock options	108	1,804	34
(e)	Pro forma net earnings
The following is the Company’s pro forma net earnings assuming the fair value method of accounting for stock options had been applied to all options issued since January 1, 2002:

	2005	2004	2003

Net earnings	$285,698	$51,347	$98,804
Net additional compensation expense related to fair value of stock options	(320)	(1,433)	(3,923)

Pro forma net earnings	$285,378	$49,914	$94,881

Pro forma net earnings per share
Basic	$0.91	$0.26	$0.52
Diluted	0.83	0.26	0.50
GOLDCORP  |   45

15. SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004	2003

Change in non-cash operating working capital
Gold bullion	$33,895	$(27,986)	$8,122
Accounts receivable	(23,676)	2,377	(4,882)
Income and mining taxes receivable	12,269	—	—
Inventories and stockpiled ore	(10,046)	9,710	(3,825)
Accounts payable and accrued liabilities	6,216	(4,990)	4,120
Income and mining taxes payable	37,621	(27,790)	(25,959)
Other	(9,255)	(13)	(53)

	$47,024	$(48,692)	$(22,477)

Non-cash financing and investing activities Shares issued on acquisition of Wheaton	$1,887,431	$—	$—
Warrants issued in exchange for those of Wheaton	290,839	—	—
Stock options issued in exchange for those of Wheaton	30,794	—	—
Operating activities included the following cash payments
Income taxes paid	$89,872	$39,584	$75,875
Interest paid	—	—	—
16.	SEGMENTED INFORMATION
The Company’s reportable operating segments are summarized in the table below.

	2005
								Corporate,
							Silver	other and
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	eliminations	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$362,026	$299,225	$90,696	$—	$58,790	$37,057	$65,700	$(17,086)	$896,408
Depreciation and depletion	36,723	59,018	16,170	—	8,572	7,583	9,488	(2,290)	135,264
Earnings (loss) from operations	242,906	134,459	19,743	—	16,990	3,893	19,489	(18,346)	419,134
Expenditures for mining interests	57,915	6,597	124,801	64,077	20,229	3,349	187	355	277,510
Total assets	297,794	931,291	1,446,958	288,265	146,362	41,878	478,962	434,472	4,065,982

(1)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

	2004				2003
			Corporate,				Corporate,
			other and				other and
	Red Lake	Wharf	eliminations	Total	Red Lake	Wharf	eliminations	Total

Revenues	$152,198	$26,121	$12,697	$191,016	$224,033	$24,921	$13,688	$262,642
Depreciation and depletion	14,814	6,003	570	21,387	18,980	5,876	369	25,225
Earnings (loss) from operations	102,673	3,584	(20,297)	85,960	152,969	102	(15,926)	137,145
Expenditures for mining interests	49,547	6,126	452	56,125	65,191	8,470	867	74,528
Total assets	282,801	35,050	383,667	701,518	204,955	29,812	403,756	638,523
46  |   GOLDCORP

The geographical distribution of the above segments is as follows:
•	Canada – Red Lake, Corporate and other

•	Argentina – Alumbrera

•	Mexico – Luismin (includes Luismin mines, Los Filos/Bermejal project, El Limón and other projects)

•	Brazil – Amapari

•	Australia – Peak

•	United States – Wharf

•	Cayman Islands – Silver Wheaton
17. COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39.2 million relates to 2007 at Red Lake. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 – $5,267,000; 2003 – $6,672,000). Following is a schedule of future minimum rental and lease payments required:

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total future minimum payments required	$17,111

(b)	During the year ended December 31, 2005, Goldcorp was served with Statements of Claim with respect to a class action against, among others, the Company and certain of its directors. The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Company believes that the allegations are unfounded and intends to vigorously defend these claims.

(c)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
18. RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr. McEwen for proceeds of $0.3 million.
GOLDCORP   |  47

19. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Consolidated Statements of Earnings

	2005
		Alumbrera	Other
	Canadian	equity	US GAAP		US
	GAAP	adjustment (a)	Adjustments		GAAP

Revenues	$896,408	$(299,225)	$—		$597,183

Operating expenses, exclusive of depreciation and depletion	304,032	(100,266)	—		203,766
Depreciation and depletion	135,264	(59,018)	—		76,246
Corporate administration	29,943	—	—		29,943
Exploration	8,035	—	—		8,035

Earnings from operations	419,134	(139,941)	—		279,193
Other income (expense)
Interest and other income	9,244	3,670	—		12,914
Stock option expense	(13,876)	—	—		(13,876)
Gain on foreign exchange	474	31	—		505
Gain on marketable securities, net	10,142	—	—		10,142
Dilution gain	18,732	—	—		18,732
Corporate transaction costs	(3,592)	—	—		(3,592)
Equity in earnings of Minera Alumbrera Ltd	—	92,728	—		92,728

Earnings before taxes and non-controlling interests	440,258	(43,512)	—		396,746
Income and mining taxes	142,370	(43,512)	2,343	(h)	101,201
Non-controlling interests	12,190	—	—		12,190

Net earnings	$285,698	$—	$(2,343)		$283,355
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustment	—	—	(2,648	)(b)	(2,648)
Cumulative translation adjustment	—	—	(5,814	)(i)	(5,814)

Comprehensive income (g)	$285,698	$—	$(10,805)		$274,893

Earnings per share
Basic	$0.91				$0.90
Diluted	0.83				0.82
48  |   GOLDCORP

Consolidated Statements of Earnings

	2004
		Other
	Canadian	US GAAP		US
	GAAP	adjustments		GAAP

Revenues	$191,016	$—		$191,016

Operating expenses, exclusive of depreciation and depletion	66,601	—		66,601
Depreciation and depletion	21,387	—		21,387
Corporate administration	10,367	—		10,367
Exploration	6,701	—		6,701

Earnings from operations	85,960	—		85,960
Other income (expense)
Interest and other income	9,354	—		9,354
Stock option expense	(5,081)	—		(5,081)
Gain on foreign exchange	211	—		211
Loss on marketable securities, net	(9,006)	—		(9,006)

Earnings before taxes and non-controlling interests	81,438	—		81,438
Income and mining taxes	30,091	1,468	(h)	31,559

Net earnings	$51,347	$(1,468)		$49,879
Other comprehensive income
Unrealized losses on securities, net of reclassification adjustment	—	(1,317	)(b)	(1,317)
Cumulative translation adjustment	—	41,459	(i)	41,459

Comprehensive income (g)	$51,347	$38,674		$90,021

Earnings per share
Basic	$0.27			$0.26
Diluted	0.27			0.26
GOLDCORP   |  49

Consolidated Statements of Earnings

	2003
		Other
	Canadian	US GAAP		US
	GAAP	adjustments		GAAP

Revenues	$262,642	$—		$262,642

Operating expenses, exclusive of depreciation and depletion	86,963	—		86,963
Depreciation and depletion	25,225	—		25,225
Corporate administration	10,303	—		10,303
Exploration	3,006	—		3,006

Earnings from operations	137,145	—		137,145
Interest and other income	8,905	—		8,905
Stock option expense	(2,275)	—		(2,275)
Loss on foreign exchange	(1,164)	—		(1,164)
Gain on marketable securities, net	10,230	—		10,230

Earnings before taxes and non-controlling interests	152,841	—		152,841
Income and mining taxes	54,037	3,266	(h)	57,303
Cumulative effect of change in accounting policy	—	1,021	(c)	1,021

Net earnings	$98,804	$(4,287)		$94,517
Other comprehensive income
Unrealized gains on securities, net of reclassification adjustment	—	4,781	(b)	4,781
Cumulative translation adjustment	—	80,909	(i)	80,909

Comprehensive income (g)	$98,804	$81,403		$180,207

Earnings per share
Basic	$0.54			$0.51
Diluted	0.53			0.50
50  |   GOLDCORP

Consolidated Balance Sheets

	2005
		Alumbrera	Other
	Canadian	Equity	US GAAP		US
	GAAP	Adjustment (a)	Adjustments		GAAP

Assets
Current
Cash and cash equivalents	$562,188	$(58,599)	$—		$503,589
Other current assets	210,163	(96,618)	3,858	(b)	117,403

	772,351	(155,217)	3,858		620,992
Mining interests	2,980,762	(724,663)	—		2,256,099
Investment in Minera Alumbrera Ltd	—	665,042	—		665,042
Other non-current assets	312,869	(51,411)	—		261,458

	$4,065,982	$(266,249)	$3,858		$3,803,591

Liabilities
Current	$190,810	$(59,292)	$—		$131,518
Non-current	792,808	(206,957)	7,077	(h)	592,928

	983,618	(266,249)	7,077		724,446
Non-controlling interests	108,601	—	—		108,601
Shareholders’ equity	2,973,763	—	(3,219	)(b,h)	2,970,544

	$4,065,982	$(266,249)	$3,858		$3,803,591

Consolidated Balance Sheets

	2004
	Canadian	US GAAP		US
	GAAP	Adjustments		GAAP

Assets
Current
Cash and cash equivalents	$333,375	$—		$333,375
Other current assets	93,298	6,506	(b)	99,804

	426,673	6,506		433,179
Mining interests	264,949	—		264,949
Other non-current assets	9,896	—		9,896

	$701,518	$6,506		$708,024

Liabilities
Current	$26,656	$—		$26,656
Non-current	97,013	4,734	(h)	101,747

	123,669	4,734		128,403
Shareholders’ equity	577,849	1,772		579,621

	$701,518	$6,506		$708,024

GOLDCORP   |  51

Consolidated Statements of Shareholders’ Equity	2005	2004	2003

Common shares & share purchase warrants
In accordance with Canadian GAAP	$2,609,319	$379,356	$375,827
Renunciation of tax deductions on flow-through shares (e)	1,281	1,281	1,281

In accordance with US GAAP	$2,610,600	$380,637	$377,108

Accumulated Other Comprehensive Income Cumulative translation adjustment
In accordance with Canadian GAAP	$101,927	$107,741	$66,282
Realization of cumulative translation adjustment (f)	3,371	3,371	3,371

In accordance with US GAAP	105,298	111,112	69,653

Unrealized gains on available-for-sale securities
In accordance with Canadian GAAP	—	—	—
Unrealized holding gains arising during the year, net of taxes of $2,993 (2004 – $1,905 , 2003 – $4,002) (b)	11,972	7,619	16,007
Reclassification adjustments for realized gains recorded in earnings, net of taxes of $2,028 (2004 – $278; 2003 – $2,046) (b)	(8,114)	(1,113)	(8,184)

In accordance with US GAAP	3,858	6,506	7,823

Total Accumulated Other Comprehensive Income	$109,156	$117,618	$77,476

Stock options and additional paid in capital
In accordance with Canadian GAAP	$44,432	$7,347	$2,275
Elimination of deficit with offsetting reduction to contributed surplus (d)	70,573	70,573	70,573
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	(56,276)	(56,276)	(56,276)

In accordance with US GAAP	$58,729	$21,644	$16,572

Retained earnings
In accordance with Canadian GAAP	$218,085	$83,405	$63,358
Realization of cumulative translation adjustment (f)	(3,371)	(3,371)	(3,371)
Elimination of deficit with offsetting reduction to contributed surplus (d)	(70,573)	(70,573)	(70,573)
Adjusted reduction to contributed surplus resulting from the amalgamation with CSA Management Inc	56,276	56,276	56,276
Renunciation of tax deductions on flow-through shares (e)	(1,281)	(1,281)	(1,281)
Elimination of effect of use of substantively enacted rates on future income taxes (h)	(7,077)	(4,734)	(3,266)

In accordance with US GAAP	$192,059	$59,722	$41,143

Shareholders’ equity
In accordance with Canadian GAAP	$2,973,763	$577,849	$507,742

In accordance with US GAAP	$2,970,544	$579,621	$512,299

52  |   GOLDCORP

Consolidated Statements of Cash Flows	2005	2004	2003

Operating activities
Operating activities under Canadian GAAP	$465,756	$53,103	$95,166
Alumbrera equity adjustment (a)	(18,254)	—	—

Operating activities under US GAAP	$447,502	$53,103	$95,166

Investing activities
Investing activities under Canadian GAAP	$(220,808)	$(73,093)	$(33,124)
Alumbrera equity adjustment (a)	6,597	—	—

Investing activities under US GAAP	$(214,211)	$(73,093)	$(33,124)

Financing activities
Financing activities under Canadian and US GAAP	$(21,495)	$(49,551)	$(1,396)
Alumbrera equity adjustment (a)	(46,942)	—	—

Financing activities under US GAAP	$(68,437)	$(49,551)	$(1,396)

Effect of exchange rate changes on cash	5,360	23,962	57,475
Increase in cash and cash equivalents under US GAAP	$170,214	$(45,579)	$118,121
Cash and cash equivalents, beginning of year under US GAAP	333,375	378,954	260,833

Cash and cash equivalents, end of year under US GAAP	$503,589	$333,375	$378,954

Differences between Canadian and US GAAP, as they affect the Company’s financial statements, are as follows:
     (a)  Under Canadian GAAP, the Company accounted for its joint venture interests in Alumbrera on a proportionate consolidated basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in operations its proportionate share of Alumbrera net earnings in accordance with US GAAP.
     (b)  Under US GAAP (FAS 115), the Company’s investments in securities would be classified as available-for-sale securities and carried at fair value. The unrealized holding gains on available-for-sale securities are not recognized under Canadian accounting principles, but are recognized under United States accounting principles as a component of comprehensive income and reported as a net amount in a separate component of shareholders’ equity until realized. The amounts recorded in comprehensive income are shown net of tax expense (recovery) of ($662,000) (2004 – ($329,000); 2003 – $1,195,000).
     (c)  On January 1, 2003, the Company adopted FAS 143, “Accounting for Asset Retirement Obligations” which is consistent with the Canadian standard, however, under US GAAP, prior periods are not restated and the cumulative effect of the adoption of the standard is recorded in the period of adoption with the effect for 2003 being a decrease in earnings of $1,021,000 ($0.01 per share).
     (d)  United States accounting principles do not allow for the use of contributed surplus to eliminate a deficit.
     (e)  Under US GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian accounting principles.
     (f)  Under US GAAP a proportionate amount of the cumulative translation adjustment account is not recognized in earnings when there is a reduction in the Company’s net investment in a subsidiary as a result of dividend distributions.
     (g)  Under US GAAP, FAS 130, “Reporting Comprehensive Income” establishes rules for the reporting and display of comprehensive income and its components. Comprehensive income is net income, plus certain other items that are recorded directly to shareholders’ equity such as foreign currency translation adjustments and unrealized gains (losses) on marketable securities.
GOLDCORP   |  53

(h)	In 2003, certain changes to income tax legislation affecting mining companies became law; however, the enabling regulations which quantify the deduction for mining taxes paid permitted by this change in legislation (which is considered to substantively enacted for Canadian GAAP purposes) had not yet received the required approval to be considered enacted for US GAAP purposes. Consequently for US GAAP purposes the 2003 results have been restated to remove the benefit accrued for the deduction for income tax purposes of actual provincial and other Crown royalties and mining taxes paid as at December 31, 2003. The benefits of this change in legislation will be recognized for US GAAP purposes when the approval for the amendments to the regulations has been given. The net effect of the restatement is to increase the tax provision for 2003 by an amount of $3,266,000. These legislative changes still remained in draft at December 31, 2005, hence the additional GAAP difference for 2004 was $1,468,000 and for 2005 is $2,343,000.

(i)	Under US GAAP, the change in cumulative translation adjustment recorded in the balance sheet for Canadian GAAP is recorded in the calculation of comprehensive income for US GAAP.

(j)	Stock options

The Company has a stock-based employee compensation plan which is described more fully in Note 14 (b). Prior to 2003, the Company accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost was reflected in 2002 net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the Company adopted the fair value recognition provisions of FAS 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards under the Company’s plans vest over three years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2004 and 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of FAS 123. A table has been provided to illustrate the effect on earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in 2005, 2004 and 2003.

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 2005, 2004, and 2003, respectively: a risk-free interest rate of 3%, 4%, and 4%, respectively; a dividend yield of 1% for each year; volatility factors for the expected market price of the Company’s common stock of 30%, 42%, and 45%, respectively; and a weighted average expected life of the options of four years in 2005 and five years for 2004 and 2003.

The weighted average grant date fair values of options issued in 2005, 2004 and 2003 were C$4.88, C$6.29, and C$6.96, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed over the options’ vesting period, which is three years.
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The following are the Company’s pro forma earnings in accordance with United States accounting principles:

	2005	2004	2003

Net earnings for the year, US GAAP	$283,355	$49,879	$94,517
Deduct: Unrecorded stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(320)	(1,480)	(4,186)

Pro forma net earnings	$283,035	$48,399	$90,331

Pro forma net earnings per share, US GAAP
Basic	$0.90	$0.26	$0.49
Diluted	0.82	0.25	0.48
(k)	Financial statement presentation

For US GAAP purposes, the measure “Earnings from mine operations” is not a recognized term and would therefore not be presented instead, “Earnings from operations” has been presented.

(l)	Pro forma information on business combinations

Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Wheaton at the beginning of 2004.

	2005	2004

Revenues	$952,602	$610,198
Net earnings	302,008	160,738
Pro forma basic earnings per share	0.90	0.48
Pro forma diluted earnings per share	0.82	0.45
The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisition of Wheaton’s mine assets. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisition of Wheaton were issued at the beginning of 2004. This information may not necessarily be indicative of the future combined results of operations of the Company.
(m)	Impact of Recent United States Accounting Pronouncements

Recently issued United States accounting pronouncements have been outlined below.

In March 2005, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources (“VBPP”) in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The Company’s current accounting policy of allocating the cost of silver contracts and mining interests separately to reserves, resources and exploration potential and depreciating the value attributed to reserves on a unit-of-sale basis over the estimated recoverable reserves for each specific contract, is in compliance with EITF 04-3.
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In March 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company is currently evaluating the possible impact of this pronouncement.
In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company’s consolidated financial position and results of operations.
In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 –Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company’s consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.
In March, 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143”. FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company has adopted this standard which did not have a significant impact on its results of operations.
In May 2005, the FASB issued FAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.
56  |   GOLDCORP

The FASB issued FAS 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.
In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final Interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this Interpretation.
In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement:
•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation

•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133

•	Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation

•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives

•	Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.
20. SUBSEQUENT EVENTS
(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain mining assets and interests. Barrick has offered to acquire all the outstanding shares of Placer Dome Inc (“Placer Dome”) for approximately $10.1 billion in shares and cash and in a separate agreement, upon closing of Barrick’s transaction with Placer Dome, Goldcorp has agreed to purchase from Barrick certain of Placer Dome’s Canadian and other assets for cash of approximately $1.485 billion, subject to adjustment. On March 3, 2006, Barrick owned approximately 94% of Placer Dome and is proceeding with a compulsory acquisition to acquire the remaining outstanding shares. The Goldcorp transaction is expected to close on April 1, 2006, following Barrick’s acquisition of 100% of the Placer Dome common shares.
GOLDCORP   |  57

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Ontario, and the La Coipa gold/silver mine in Chile. Goldcorp will also acquire a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

In order to fund this proposed transaction, Goldcorp intends to use a portion of its current cash balances, $500 million from its existing revolving credit facilities, and new credit facilities of $900 million. The new $900 million credit facilities will be unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $450 million. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn will be required to be refinanced or repaid within two years of the closing date.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.
(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia will receive 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. Virginia will be acquired by Goldcorp and Goldcorp will retain the Éléonore project. The new public exploration company will hold all of the other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project. Based on the 10-day weighted average trading price for Goldcorp’s common shares on the Toronto Stock Exchange of C$24.70, the transaction is valued at approximately $445 million. Goldcorp will issue 19.6 million common shares pursuant to the transaction, representing approximately 5% of the total common shares outstanding after giving effect to this transaction. Completion of the transaction is subject to approval by Virginia shareholders and receipt of regulatory approvals and is expected to close during April, 2006.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton have agreed to amend the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton will issue to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.
58  |   GOLDCORP

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter.

Silver Wheaton will pay an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton will have a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver from any other mine currently owned by Glencore. In addition, Silver Wheaton will also have an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

In order to fund the $245 million cash consideration, Silver Wheaton intends to use cash on hand of $120 million, together with $125 million of bank debt.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange. The transaction is expected to close in March 2006.
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HEAD OFFICE	DIRECTORS
Waterfront Centre	David Beatty
Suite 1560 — 200 Burrard Street	Lawrence Bell
Vancouver, BC V6C 3L6	John Bell
Canada	Douglas Holtby, Chairman
Telephone: (604) 696-3000	Brian Jones
Fax: (604) 696-3001	Antonio Madero
Website: goldcorp.com	Donald Quick
Michael Stein
Ian Telfer
TORONTO OFFICE
Suite 2700 — 145 King Street West	EXECUTIVE OFFICERS
Toronto, ON M5H 1J8	Ian Telfer
Canada	President & Chief Executive Officer
Telephone: (416) 865-0326	Russell Barwick
Fax: (416) 361-5741	Executive Vice-President & Chief Operating Officer
AUSTRALIA OFFICE	Peter Barnes
Suite 1002, Level 10	Executive Vice-President & Chief Financial Officer
Gold Fields House	Eduardo Luna
1 Alfred Street	Executive Vice-President & President Luismin SA de CV
Sydney, NSW	STOCK EXCHANGE LISTING
Australia 2000	Toronto Stock Exchange: G
Telephone: 61 (2) 9252-1220	New York Stock Exchange: GG
Fax: 61 (2) 9252-1221

MEXICO OFFICE	TRANSFER AGENT
Luismin SA de CV	CIBC Mellon Trust Company
Arquimedes #130 — 8th Floor, Polanco	Suite 1600
11560 Mexico, DF Mexico	1066 West Hastings Street
Telephone: 52 (55) 9138-4000	Vancouver, BC V6E 3X1
Fax: 52 (55) 5280-7636	Canada Toll free in Canada and the US:
(800) 387-0825
INVESTOR RELATIONS	Outside of Canada and the US:
Julia Hasiwar	(416) 643-5500
Director, Investor Relations	Email: inquiries@cibcmellon.com
Toll free: (800) 567-6223
Email: info@goldcorp.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC